EXHIBIT 99.2

CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

(Unaudited)

YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30,

	For the three months ended September 30,		For the nine months ended September 30,
(In millions of US Dollars except for shares and per share amounts, unaudited)	2020	2019	2020	2019
Revenue (Note 6)	$439.4	$357.8	$1,099.3	$1,228.4
Cost of sales excluding depletion, depreciation and amortization	(166.6)	(163.4)	(447.3)	(613.4)
Gross margin excluding depletion, depreciation and amortization	$272.8	$194.4	$652.0	$615.0
Depletion, depreciation and amortization	(106.9)	(112.6)	(282.6)	(352.7)
Temporary suspension, standby and other incremental COVID-19 costs (Note 2)	(8.6)	—	(31.3)	—
Mine operating earnings	$157.3	$81.8	$338.1	$262.3

Expenses
General and administrative	(21.4)	(21.8)	(62.5)	(60.1)
Exploration and evaluation	(3.6)	(1.8)	(9.1)	(7.0)
Share of earnings (loss) of associates	3.1	(16.8)	(1.0)	(16.1)
Other operating (expenses) income, net (Note 7(a))	(6.8)	241.9	(13.1)	228.0
Operating earnings	$128.6	$283.3	$252.4	$407.1
Finance costs (Note 8)	(17.5)	(58.5)	(57.6)	(122.6)
Other (costs) income, net (Note 7(b))	(4.0)	(6.1)	2.9	(16.0)
Earnings before taxes	$107.1	$218.7	$197.7	$268.5
Current income tax expense (Note 9)	(29.6)	(18.9)	(91.7)	(71.0)
Deferred income tax (expense) recovery (Note 9)	(21.9)	1.5	(5.2)	13.6
Income tax expense	$(51.5)	$(17.4)	$(96.9)	$(57.4)
Net earnings	$55.6	$201.3	$100.8	$211.1

Earnings per share (Note 10)
Basic and diluted	$0.06	$0.21	$0.11	$0.22

Weighted average number of shares outstanding (in thousands) (Note 10)
Basic	952,479	950,413	951,611	950,210
Diluted	954,526	951,944	953,427	951,564
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.
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YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30,

	For the three months ended September 30,		For the nine months ended September 30,
(In millions of US Dollars, unaudited)	2020	2019	2020	2019
Net earnings	$55.6	$201.3	$100.8	$211.1

Other comprehensive income (loss), net of taxes
Items that may be reclassified subsequently to net earnings:
Cash flow hedges
- Effective portion of changes in fair value of cash flow hedges	1.4	(0.7)	(27.4)	3.1
- Reclassification of losses recorded in earnings	4.6	0.6	12.3	0.5
- Tax Impact on fair value of hedging instruments	(1.8)	—	4.3	—
- Time value of option contracts excluded from hedge relationship	0.6	(0.8)	(1.2)	(1.5)
Investment in associate
- Share of other comprehensive loss from investment in associate	—	(6.0)	(1.6)	(9.7)
- Reclassification of accumulated other comprehensive losses from investment in associate to net earnings upon discontinuation of the equity method	—	—	11.1	—
	$4.8	$(6.9)	$(2.5)	$(7.6)
Items that will not be reclassified to net earnings:
Changes in the fair value of equity investments at FVOCI	6.2	(0.2)	30.4	(1.3)
Loss on sale of equity investments at FVOCI (Note 4)	—	—	(7.2)	—
Income tax relating to items that will not be reclassified subsequently to net earnings	(0.8)	—	(1.7)	—
Total other comprehensive income (loss)	$10.2	$(7.1)	$19.0	$(8.9)
Total comprehensive income	$65.8	$194.2	$119.8	$202.2
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.
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YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30,

	For the three months ended September 30,		For the nine months ended September 30,
(In millions of US Dollars, unaudited)	2020	2019	2020	2019
Operating activities
Earnings before taxes	$107.1	$218.7	$197.7	$268.5
Adjustments to reconcile earnings before taxes to net operating cash flows:
Depletion, depreciation and amortization	106.9	112.6	282.6	352.7
Share-based payments	5.1	9.0	28.1	11.8
Other costs (income), net (Note 7(b))	4.0	6.1	(2.9)	16.0
Finance costs (Note 8)	17.5	58.5	57.6	122.6
Mark-to-market on financial instruments and concentrates	(1.5)	(1.5)	(1.1)	(4.0)
Share of (earnings) loss of associate	(3.1)	16.8	1.0	16.1
Amortization of deferred revenue	(2.3)	(6.4)	(12.3)	(75.2)
Gain on sale of subsidiary (Note 7(a))	—	(273.1)	—	(273.1)
Gain on discontinuation of the equity method (Note 4)	—	—	(21.3)	—
Other non-cash expenses, net (Note 11(d))	6.9	31.5	23.9	39.3
Environmental rehabilitation provisions paid	(0.8)	(2.0)	(2.3)	(2.9)
Other cash payments	(8.0)	(8.3)	(6.9)	(8.3)
Cash flows from operating activities before income taxes paid and net change in working capital	$231.8	$161.9	$544.1	$463.5
Income taxes paid	(32.8)	(9.5)	(62.6)	(52.0)
Cash flows from operating activities before net change in working capital	$199.0	$152.4	$481.5	$411.5
Net change in working capital (Note 11(b))	16.0	5.0	(45.0)	(94.0)
Cash flows from operating activities	$215.0	$157.4	$436.5	$317.5
Investing activities
Acquisition of property, plant and equipment (Note 5)	$(61.9)	$(82.7)	$(178.6)	$(246.1)
Proceeds on disposal of investments and other assets (Note 4)	18.9	823.4	118.2	824.6
Cash used in other investing activities	(4.7)	(8.8)	(24.5)	(50.2)
Cash flows (used in) from investing activities	$(47.7)	$731.9	$(84.9)	$528.3
Financing activities
Dividends paid (Note 16(b))	$(14.9)	$(4.7)	$(36.3)	$(14.2)
Interest paid	(5.6)	(32.2)	(33.6)	(61.6)
Financing costs paid on early note redemption (Note 8)	—	(35.0)	—	(35.0)
Repayment of senior notes and revolving credit facility (Note 15)	—	(920.8)	(156.2)	(951.2)
Proceeds from drawdown of revolving credit facility (Note 15)	—	120.0	200.0	240.0
Payment of lease liabilities	(4.4)	(4.0)	(12.9)	(12.0)
Proceeds from issuance of flow-through shares (Note 16(a))	7.4	—	7.4	—
Cash used in other financing activities	(0.3)	(7.8)	(3.4)	(11.8)
Cash flows used in financing activities	$(17.8)	$(884.5)	$(35.0)	$(845.8)
Effect of foreign exchange of non-US Dollar denominated cash and cash equivalents	(0.1)	1.1	(1.2)	1.4
Increase in cash and cash equivalents	$149.4	$5.9	$315.4	$1.4
Cash and cash equivalents, beginning of period	$324.8	$90.2	$158.8	$98.5
Cash and cash equivalents classified as held for sale, beginning of period	$—	$3.8	$—	$—
Cash and cash equivalents, end of period	$474.2	$99.9	$474.2	$99.9
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements. Supplementary cash flow information (Note 11).
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YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS
AS AT,

(In millions of US Dollars, unaudited)	September 30, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents (Note 11(c))	$474.2	$158.8
Trade and other receivables	5.2	3.4
Inventories (Note 13)	139.5	133.4
Other financial assets (Note 14(a))	5.4	8.5
Other assets (Note 14(b))	101.0	97.5
	$725.3	$401.6
Non-current assets:
Property, plant and equipment	5,764.0	5,952.9
Goodwill and other intangible assets	397.6	392.2
Investments in associates (Note 4)	50.3	120.3
Deferred tax assets	92.6	80.8
Other financial assets (Note 14(a))	100.1	15.2
Other assets (Note 14(b))	170.1	154.2
Total assets	$7,300.0	$7,117.2

Liabilities
Current liabilities:
Trade and other payables	$221.7	$219.5
Income taxes payable	46.9	18.3
Other financial liabilities (Note 14(c))	196.3	131.1
Other provisions and liabilities (Note 14(d))	38.5	39.5
	$503.4	$408.4
Non-current liabilities:
Long-term debt (Note 15)	993.3	991.7
Environmental rehabilitation provision	210.7	214.7
Deferred tax liabilities	1,064.0	1,041.4
Other financial liabilities (Note 14(c))	102.0	98.0
Other provisions and liabilities (Note 14(d))	121.9	143.1
Total liabilities	$2,995.3	$2,897.3

Equity
Share capital (Note 16)	$7,648.7	$7,639.9
Contributed surplus	21.2	21.0
Accumulated other comprehensive loss	(2.9)	(21.9)
Deficit	(3,397.0)	(3,453.8)
Attributable to Yamana Gold Inc. equity holders	$4,270.0	$4,185.2
Non-controlling interests	34.7	34.7
Total equity	$4,304.7	$4,219.9
Total liabilities and equity	$7,300.0	$7,117.2
Commitments and contingencies (Note 19)
Subsequent events (Notes 1 and 15)
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

Approved by the Board

“Peter Marrone”	“Richard Graff”
PETER MARRONE	RICHARD GRAFF
Director	Director

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YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30,

(In millions of US Dollars, unaudited)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Attributable to Yamana equity holders	Non- controlling interests	Total equity
At January 1, 2019	$7,636.4	$20.4	$(16.9)	$(3,650.6)	$3,989.3	$34.7	$4,024.0
Impact of adopting IFRS 16 on January 1, 2019	—	—	—	(0.3)	(0.3)	—	(0.3)
At January 1, 2019 (restated)	$7,636.4	$20.4	$(16.9)	$(3,650.9)	$3,989.0	$34.7	$4,023.7
Total comprehensive income
Net earnings	—	—	—	211.1	211.1	—	211.1
Other comprehensive loss, net of income tax	—	—	(8.9)	—	(8.9)	—	(8.9)
	$—	$—	$(8.9)	$211.1	$202.2	$—	$202.2
Transactions with owners
Issued on vesting of restricted share units	3.4	(3.4)	—	—	—	—	—
Vesting restricted share units	—	3.1	—	—	3.1	—	3.1
Share cancellations	(0.1)	—	—	—	(0.1)		(0.1)
Dividend reinvestment plan	0.2	—	—	—	0.2	—	0.2
Dividends (Note 16(b))	—	—	—	(19.2)	(19.2)	—	(19.2)
Balance as at September 30, 2019	$7,639.9	$20.1	$(25.7)	$(3,458.8)	$4,175.5	$34.7	$4,210.2
At January 1, 2020	$7,639.9	$21.0	$(21.9)	$(3,453.8)	$4,185.2	$34.7	$4,219.9
Total comprehensive income
Net earnings	—	—	—	100.8	100.8	—	100.8
Other comprehensive income, net of income tax	—	—	19.0	—	19.0	—	19.0
	$—	$—	$19.0	$100.8	$119.8	$—	$119.8
Transactions with owners
Issued on vesting of restricted share units (Note 16(a))	3.4	(3.4)	—	—	—	—	—
Vesting restricted share units	—	2.8	—	—	2.8	—	2.8
Issued on exercise of share options (Note 16(a))	0.9	(0.2)	—	—	0.7		0.7
Flow through share issuance, net of issue costs (Note 16(a))	5.3	—	—	—	5.3	—	5.3
Dividend reinvestment plan (Note 16(a))	0.2	—	—	—	0.2	—	0.2
Share cancellations and other adjustments (Note 16(a))	(1.1)	1.1	—	—	—	—	—
Dividends (Note 16(b))	—	—	—	(43.9)	(43.9)	—	(43.9)
Balance as at September 30, 2020	$7,648.7	$21.2	$(2.9)	$(3,397.0)	$4,270.0	$34.7	$4,304.7
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.

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YAMANA GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Three and Nine Months Ended September 30, 2020
(Tabular amounts in millions of US Dollars, unless otherwise noted, unaudited)

1.    DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Yamana Gold Inc. is the ultimate parent company of its consolidated group ("Yamana" or "the Company”). The Company, incorporated and domiciled in Canada, is a precious metals producer with significant gold and silver production, development stage properties, and exploration properties and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

The Company’s registered office is Royal Bank Plaza, North Tower, Suite 2200 - 200 Bay Street, Toronto, Ontario, M5J 2J3. The Company is listed on the Toronto Stock Exchange (Symbol: YRI) and the New York Stock Exchange (Symbol: AUY).

The Company's principal producing mining properties are comprised of the Canadian Malartic mine in Canada (50% interest); the Jacobina mine in Brazil; the El Peñón and Minera Florida mines in Chile; and the Cerro Moro mine in Argentina. At September 30, 2020, the Company's significant projects include the Agua Rica project in Argentina.

On October 7, 2020, the Company announced that the Financial Conduct Authority ("FCA") had approved its prospectus for the listing of the Company’s common shares to the Standard Listing segment of the Official List of the FCA and to the London Stock Exchange’s ("LSE") Main Market for listed securities (“Admission”). Admission became effective and trading in the Company's common shares commenced on October 13, 2020 under the ticker symbol AUY. The Company did not raise capital in conjunction with the LSE admission.

These condensed consolidated interim financial statements were authorized for issuance by the Board of Directors of the Company on October 28, 2020.

2.    BASIS OF PREPARATION AND PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in the Company’s annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the IASB have been condensed or omitted. These condensed consolidated interim financial statements should be read in conjunction with the Company’s last annual consolidated financial statements for the year ended December 31, 2019, which include information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 3: Significant Accounting Policies to the consolidated financial statements for the year ended December 31, 2019.

The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2019.

In preparing these condensed consolidated interim financial statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses. Actual results may differ from these estimates. The critical judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied and disclosed in Note 4: Critical Judgements and Estimation Uncertainties to the Company’s consolidated financial statements for the year ended December 31, 2019. Sources of estimation uncertainty include estimates to determine the recoverable amount of mining properties, recoverable reserves and resources, and the valuation of other assets and liabilities including environmental rehabilitation provisions.

At the end of 2019, a novel strain of coronavirus (“COVID-19”) was reported in China. The COVID-19 outbreak has developed rapidly in 2020, with a significant number of infections around the world, including regions Yamana operates in. On March 11, 2020, it was labelled a pandemic by the World Health Organization. Attempts at containment of COVID-19 have resulted in decreased economic activity, which has adversely affected the broader global economy.

The Company has taken a number of measures to safeguard the health of its employees and their local communities while continuing to operate safely and responsibly. The Company acted in compliance with government-ordered restrictions, resulting in operations at two of the Company’s mines being temporarily suspended on March 20 and 24, 2020, respectively. Operations at these mines resumed in April 2020, and the gradual resumption towards full mining activities occurred over the second and third
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quarters, and complied with the recommendations of governments and public health officials, with full attention to the health and safety of returning employees, contractors, and suppliers.

The above measures impacted overall production in the three and nine months ended September 30, 2020; however, strong commodity prices and the weakening of certain local currencies relative to the US Dollar minimized the impact on the Company’s financial results. In the three and nine months ended September 30, 2020, the Company incurred $8.6 million and $31.3 million, respectively of temporary suspension, standby and other incremental COVID-19 costs. These costs are associated with placing certain mines in care and maintenance, the subsequent ramp-up of those operations, and the underutilization of labour and contractors in relation to the pre-COVID-19 mine plans. In addition, other incremental costs resulting from COVID-19 include community support, the acquisition of additional personal protective equipment, higher transportation costs, and overtime costs resulting from lower headcount levels on site to accommodate social distancing. In the three months ended March 31, 2020, the Company incurred $3.5 million of similar costs, which were disclosed in 'other operating expenses, net' in the Company's condensed consolidated interim financial statements for the three months ended March 31, 2020. For the nine months ended September 30, 2020, these costs have been reclassified to 'temporary suspension, standby and other incremental COVID-19 costs', to conform to the change in presentation adopted in the second quarter of 2020.

As at September 30, 2020, the Company had $474.2 million in cash, $650.0 million undrawn on its credit facility, and no scheduled debt repayments due until 2022, providing sufficient liquidity to manage through this period of uncertainty.

In the current environment, assumptions about future commodity prices, exchange rates, and interest rates are subject to greater variability than normal, which could in the future affect the valuation of the Company's assets, both financial and non-financial. While the short-term prices for both gold and silver increased during the quarter, and certain foreign exchange rates moved favourably, the Company’s estimates in relation to these assumptions over a long-term view have remained unchanged, reflecting the long life of many of the Company's assets.

While the Company has not experienced any significant negative impact to date, the extent to which COVID-19 impacts future business activity or financial results, and the duration of any such negative impact, will depend on future developments, which are highly uncertain and unknown at this time.

3.    RECENT ACCOUNTING PRONOUNCEMENTS

New and Revised IFRSs, Narrow Scope Amendments to IFRSs and IFRS Interpretations not yet Effective

Certain pronouncements have been issued by the IASB that are mandatory for accounting periods after December 31, 2020. Pronouncements that are not applicable to the Company or are not expected to have a significant impact on the Company's consolidated financial statements upon adoption have been excluded from this note.

Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16).

These amendments clarify the accounting for the net proceeds from selling any items produced while bringing an item of property, plant and equipment to the location and condition necessary for it to be capable of operating in the manner intended by management. The amendments prohibit entities from deducting amounts received from selling items produced from the cost of property, plant and equipment while the Company is preparing the asset for its intended use. Instead, sales proceeds and the cost of producing these items will be recognized in the consolidated statements of operations. The amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The amendments apply retrospectively, but only to assets brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company is evaluating the extent of the impact of the amendments on its financial statements and the timing of adoption.

4.    BUSINESS TRANSACTIONS

Leagold Mining Corporation and Equinox Gold Corp. merger, and subsequent sale of Equinox Units

On May 24, 2018, Yamana completed the disposal of its 53.6% controlling interest in Brio Gold to Leagold Mining Corporation ("Leagold"). Pursuant to the terms of the sale, the Company received 20.5% of Leagold's issued and outstanding shares. The Company concluded that it had significant influence over Leagold, and therefore, the investment in Leagold was accounted for as an investment in an associate using the equity method.

On December 16, 2019, Leagold and Equinox Gold Corp. ("Equinox") jointly announced that the companies had entered into a definitive agreement to combine in an at-market merger. On March 10, 2020, the companies announced that the merger had

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been completed. The combined company continues as Equinox Gold under the ticker symbol “EQX” on both the Toronto Stock Exchange and the New York Stock Exchange.

Pursuant to the transaction, Leagold shareholders received 0.331 of an Equinox share for each Leagold share held. This resulted in Yamana owning approximately 9% of the combined company at the date of the completion of the merger.

Yamana concluded that, as a result of its reduced shareholding, it no longer had significant influence in the investee, and therefore, discontinued accounting for the investment using the equity method from the date of the completion of the merger. Yamana recorded a gain on discontinuation of the equity method of $21.3 million which is included in other operating expenses, net in the condensed consolidated interim statement of operations for the nine months ended September 30, 2020. The investment in Equinox is accounted for as a financial asset at FVOCI.

On April 13, 2020 Yamana announced it had entered into an agreement with Stifel GMP and Cormark Securities Inc. (collectively, the “Dealers”) to sell 12,000,000 units (each, a “Unit”) at a price of C$10.00 per Unit for gross proceeds to Yamana of C$120.0 million (the “Sale Transaction"). Each Unit consisted of one (1) common share of Equinox owned by Yamana and one-half (0.5) of a common share purchase warrant of Yamana (each whole warrant a “Warrant”). Each Warrant entitles the holder thereof to acquire one (1) additional common share of Equinox owned by Yamana (a “Warrant Share”) at an exercise price of C$13.50 for a term of 9 months from the date of issue. The Sale Transaction closed on April 15, 2020.

During the third quarter of 2020, Yamana disposed of 1,200,000 Equinox shares for proceeds of approximately C$20.5 million.

As at September 30, 2020, Yamana held 6,000,000 Equinox shares, representing approximately 2.5% of the issued and outstanding Equinox shares, on a non-diluted basis.

In the event that all of the Warrants forming part of the Units are exercised in full, Yamana will dispose of its remaining 6,000,000 Equinox shares at a value of C$13.50 per share (being the exercise price of the Warrants), for additional gross proceeds to Yamana of C$81.0 million, bringing total gross proceeds from the Sale Transaction to C$201.0 million.

Sale of the Royalty Portfolio

On February 23, 2020, the Company announced that it had entered into a definitive purchase agreement (the “Purchase Agreement”) to sell a portfolio of royalty interests and the contingent payment to be received upon declaration of commercial production at the Deep Carbonates Project (“DCP”) at the Gualcamayo gold mine (together, the “Royalty Portfolio”) to Guerrero Ventures Inc. (TSX-V:GV) (“Guerrero”).

The assets in the Royalty Portfolio being sold pursuant to the transaction were:
•A 1% net smelter return royalty (“NSR”) on gold production and 2% NSR on base metals from the Riacho dos Machados (“RDM”) gold mine operating in Minas Gerais, Brazil;
•A 2% NSR on oxide gold production from the Gualcamayo gold mine operating in San Juan, Argentina, once the operation produces approximately 275,000 ounces from January 1, 2020;
•A 1.5% NSR on production from the DCP at the Gualcamayo gold mine;
•A $30.0 million cash payment receivable upon declaration of commercial production at the DCP at the Gualcamayo gold mine; and
•A 2% NSR on production from the Suruca project in Goiás, Brazil.

In conjunction with the acquisition of Yamana’s Royalty Portfolio, Guerrero also entered into an agreement to acquire a portfolio of precious metals royalty, stream and gold loan assets from funds related to Orion Resource Partners (USA) LP (collectively, “Orion”) for total consideration of $268.0 million.

On May 25, 2020, Guerrero announced that it had formally changed its corporate name to Nomad Royalty Company Ltd. (“Nomad”).

On May 27, 2020, the transaction was completed and Yamana received $64.2 million in consideration as follows:
•$10.0 million in cash;
•$10.8 million, being the fair value of the $10.0 million deferred cash payment. The deferred cash payment is measured at fair value due to the convertible nature of the financial instrument. Pursuant to the terms in the Deferred Payment Agreement, Yamana will receive interest on the deferred cash payment of 3% calculated and payable on a quarterly basis, and the deferred cash payment may be converted at any time, in whole or in part, by Yamana into shares of Nomad at C$0.90 per share. The deferred cash payment will be due for payment in full at the end of two years. However, Nomad may pay the deferred cash payment in full at the end of one year, subject to additional payment by Nomad equal to 5% of the deferred cash payment, and the right of Yamana to convert the deferred cash payment into shares of Nomad at a price of C$0.90 per share. The instrument creating the deferred cash payment can be transferred at any time. The deferred cash payment is accounted for as a financial asset at fair value through profit or loss; and
•$43.4 million in Nomad common shares at a price of C$0.90 per share, representing approximately 13% of Nomad's issued and outstanding shares. These shares are subject to a lockup period of six months.
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The purchase price payable to Orion was satisfied through the issuance of $268.0 million in Nomad common shares at a price of C$0.90 per share, representing approximately 77% of Nomad's issued and outstanding shares. These shares are subject to a lockup period of 12 months.

On May 29, 2020, Nomad's shares commenced trading on the TSX under the ticker symbol "NSR".

As Yamana is represented on Nomad's board of directors, the Company concluded that it has significant influence over Nomad, and the investment in Nomad has been accounted for as an investment in associate using the equity method.

Suyai Option Agreement

On April 28, 2020, Yamana announced that it had entered into a definitive option agreement (the “Option Agreement”) pursuant to which, it has granted Argentina based Consultores Asset Management S.A. (“CAM”) the right and option to acquire up to a maximum 40% interest in the legal entity that directly holds the Suyai Project, an advanced stage exploration gold project located in Chubut Province, in southern Argentina.

The exercise of the option granted is subject to CAM fulfilling certain obligations and achieving certain milestones, and by paying $31.6 million in various installments plus all of their proportionate expenses during the earn in periods. CAM’s obligations primarily relate to the performance of environmental, social and governance matters and, in particular, leading the permitting efforts aimed to advance the project through its different stages of development. CAM has the right to acquire a 35% legal interest by the end of the first earn in period, which ends on December 31, 2024, and a further 5% legal interest within five years of the satisfaction of the 35% interest.

Yamana received an upfront payment of $2.0 million from CAM to secure the option, which has been accounted for as a financial liability at fair value through profit or loss.

Investment in Monarch Gold Corporation

In June 2020, pursuant to a private placement offer by Monarch Gold Corporation ("Monarch") (TSX: MQR), Yamana subscribed for C$4.2 million worth of units of Monarch at a price of C$0.24 per unit and was issued 17,500,000 common shares of Monarch, along with 8,750,000 warrants. Each warrant entitles Yamana to purchase one common share of Monarch at a price of C$0.29 until June 10, 2023. The securities issued pursuant to the private placement are subject to a four month and one day hold period ending on October 11, 2020.

As Yamana’s shareholding is above 5%, the Company is entitled to participate in future financings to maintain its interest in Monarch and to name a representative to Monarch’s Board of Directors.

As Yamana will be represented on Monarch's board of directors, the Company concluded that it has significant influence over Monarch, and the investment has been accounted for as an investment in associate using the equity method.

Yamana acquired additional shares in Monarch during the third quarter of 2020, increasing the Company's shareholding from 6% to 7.1% of Monarch's issued and outstanding shares.

5.    SEGMENT INFORMATION

The Company bases its operating segments on the way information is reported and used by the Company's chief operating decision maker ("CODM"), being the Company's Senior Executive Group. The results of operating segments are reviewed by the CODM in order to make decisions about resources to be allocated to the segments and to assess their performance.

The Company considers each of its individual operating mine sites as reportable segments for financial reporting purposes. Further, the results of operating mines that the Company does not intend to manage in the long-term, and for which a disposal plan has been initiated, are reviewed as one segment. In addition to these reportable segments, the Company aggregates and discloses the financial results of other operating segments with similar economic characteristics as reviewed by the CODM, including exploration properties and corporate entities, under "Corporate and Other".

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Significant information relating to the Company’s reportable segments is summarized in the tables below:

For the three months ended September 30, 2020	Canadian Malartic	Jacobina	Cerro Moro	El Peñón	Minera Florida	Other Mines (ii)	Corporate and other	Total
Revenue	$126.9	$84.1	$69.8	$114.4	$44.2	$—	$—	$439.4
Cost of sales excluding DDA (i)	(49.1)	(24.7)	(30.8)	(40.3)	(21.7)	—	—	(166.6)
Gross margin excluding DDA	$77.8	$59.4	$39.0	$74.1	$22.5	$—	$—	$272.8
DDA	(32.1)	(15.5)	(27.7)	(18.1)	(10.8)	—	(2.7)	(106.9)
Temporary suspension, standby and other incremental COVID-19 costs	(0.5)	(0.4)	(4.1)	(2.3)	(1.3)	—	—	(8.6)
Segment income (loss)	$45.2	$43.5	$7.2	$53.7	$10.4	$—	$(2.7)	$157.3
Other expenses (iii)								(50.2)
Earnings before taxes								$107.1
Income tax expense								(51.5)
Net earnings								$55.6

For the three months ended September 30, 2019	Canadian Malartic	Jacobina	Cerro Moro	El Peñón	Minera Florida	Other Mines (ii)	Corporate and other	Total
Revenue	$121.1	$58.4	$64.8	$84.2	$24.8	$4.5	$—	$357.8
Cost of sales excluding DDA (i)	(50.1)	(21.6)	(31.2)	(39.3)	(18.1)	(3.1)	—	(163.4)
Gross margin excluding DDA	$71.0	$36.8	$33.6	$44.9	$6.7	$1.4	$—	$194.4
DDA	(32.9)	(14.8)	(27.3)	(25.3)	(10.3)	—	(2.0)	(112.6)
Segment income (loss)	$38.1	$22.0	$6.3	$19.6	$(3.6)	$1.4	$(2.0)	$81.8
Other income (iii)								136.9
Earnings before taxes								$218.7
Income tax expense								(17.4)
Net earnings								$201.3

For the nine months ended September 30, 2020	Canadian Malartic	Jacobina	Cerro Moro	El Peñón	Minera Florida	Other Mines (ii)	Corporate and other	Total
Revenue	$312.6	$231.4	$160.1	$284.6	$110.6	$—	$—	$1,099.3
Cost of sales excluding DDA (i)	(131.9)	(70.3)	(81.9)	(105.8)	(57.4)	—	—	(447.3)
Gross margin excluding DDA	$180.7	$161.1	$78.2	$178.8	$53.2	$—	$—	$652.0
DDA	(91.9)	(39.0)	(60.7)	(52.7)	(31.7)	—	(6.6)	(282.6)
Temporary suspension, standby and other incremental COVID-19 costs	(3.7)	(1.6)	(14.5)	(5.0)	(6.4)	—	(0.1)	(31.3)
Segment income (loss)	$85.1	$120.5	$3.0	$121.1	$15.1	$—	$(6.7)	$338.1
Other expenses (iii)								(140.4)
Earnings before taxes								$197.7
Income tax expense								(96.9)
Net earnings								$100.8

For the nine months ended September 30, 2019	Canadian Malartic	Jacobina	Cerro Moro	El Peñón	Minera Florida	Other Mines (ii)	Corporate and other	Total
Revenue	$334.6	$158.5	$231.1	$202.8	$74.6	$226.8	$—	$1,228.4
Cost of sales excluding DDA (i)	(145.8)	(71.5)	(116.7)	(117.7)	(50.8)	(110.9)	—	(613.4)
Gross margin excluding DDA	$188.8	$87.0	$114.4	$85.1	$23.8	$115.9	$—	$615.0
DDA	(100.5)	(44.7)	(92.2)	(70.2)	(26.9)	(12.1)	(6.1)	(352.7)
Segment income (loss)	$88.3	$42.3	$22.2	$14.9	$(3.1)	$103.8	$(6.1)	$262.3
Other income (iii)								6.2
Earnings before taxes								$268.5
Income tax expense								(57.4)
Net earnings								$211.1
(i)Depletion, depreciation and amortization ("DDA").
(ii)Other mines is comprised of the Chapada mine, which was divested in July 2019.
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(iii)Other (expenses) income are comprised of general and administrative expenses, exploration and evaluation expenses, share of earnings (loss) of associates, other operating (expenses) income, net, finance costs, and other (costs) income, net as per the consolidated statement of operations.

	Canadian Malartic	Jacobina	Cerro Moro	El Peñón	Minera Florida	Other Mines (i)	Corporate and other (ii)	Total
Property, plant and equipment at September 30, 2020	$1,026.1	$901.2	$839.7	$552.5	$284.4	$—	$2,160.1	$5,764.0
Total assets at September 30, 2020	$1,587.9	$939.8	$937.1	$605.6	$307.8	$—	$2,921.8	$7,300.0
Total liabilities at September 30, 2020	$409.0	$280.1	$103.2	$228.9	$93.2	$—	$1,880.9	$2,995.3

Capital expenditures for the three months ended September 30, 2020	$11.6	$9.1	$15.3	$12.1	$9.2	$—	$4.6	$61.9
Capital expenditures for the nine months ended September 30, 2020	$44.1	$31.2	$32.0	$32.7	$24.2	$—	$14.4	$178.6

	Canadian Malartic	Jacobina	Cerro Moro	El Peñón	Minera Florida	Other Mines (i)	Corporate and other (ii)	Total
Property, plant and equipment at December 31, 2019	$1,082.9	$917.6	$866.1	$571.2	$292.6	$—	$2,222.5	$5,952.9
Total assets at December 31, 2019	$1,646.2	$952.7	$955.5	$612.5	$317.1	$—	$2,633.2	$7,117.2
Total liabilities at December 31, 2019	$415.7	$269.0	$112.3	$210.5	$94.0	$—	$1,795.8	$2,897.3

Capital expenditures for the three months ended September 30, 2019	$24.6	$16.9	$11.1	$14.5	$8.6	$0.8	$6.2	$82.7
Capital expenditures for the nine months ended September 30, 2019	$59.1	$43.8	$25.1	$39.0	$25.4	$35.9	$17.8	$246.1
(i)Other mines is comprised of the Chapada mine, which was divested in July 2019.
(ii)Corporate and other includes advanced stage development projects, exploration properties, corporate entities, the Company's investments in associates, and Agua Rica with total assets of $1,167.0 million (December 31, 2019: $1,156.5 million). On March 7, 2019, Yamana entered into an integration agreement with Glencore International AG ("Glencore") and Newmont Corporation ("Newmont") pursuant to which, the Agua Rica project would be developed and operated using the existing infrastructure and facilities of the Alumbrera mine. Yamana will contribute its current 100% interest in the Agua Rica project and its 12.5% interest in Alumbrera, while Glencore and Newmont will contribute their respective 50% and 37.5% interests in Alumbrera.

6.     REVENUE

The following table disaggregates revenue from contracts with customers by metal:

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Gold	$367.9	$308.2	$941.6	$931.3
Silver	71.5	41.7	157.7	127.1
Copper (i)	—	5.8	—	162.3
Total revenue from contracts with customers	$439.4	$355.7	$1,099.3	$1,220.7
Provisional pricing adjustments (ii)	—	2.1	—	7.7
Total revenue	$439.4	$357.8	$1,099.3	$1,228.4
(i)Copper revenue recognized during the comparative period is from the Chapada mine, which was divested in July 2019.
(ii)Amount represents the provisional pricing adjustments related to copper concentrate from the Chapada mine, which was divested in July 2019.

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7.     OTHER EXPENSES

(a)     OTHER OPERATING EXPENSES (INCOME), NET

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Change in provisions (i)	$1.9	$1.2	$5.1	$5.7
(Recovery) write-down of tax recoverables and other assets	(0.4)	24.7	(1.1)	24.5
Gain on discontinuation of the equity method (Note 4)	—	—	(21.3)	—
Gain on sale of subsidiary (ii)	—	(273.1)	—	(273.1)
Loss on sale of other assets	0.7	0.7	4.5	0.7
Mark-to-market loss on deferred share compensation	0.6	1.2	12.4	2.0
Net mark-to-market (gain) loss on financial assets and liabilities	(1.5)	0.2	(1.1)	(0.3)
Reorganization costs	—	1.2	0.5	3.2
Other expenses (iii)	5.5	2.0	14.1	9.3
Total other operating expenses (income), net	$6.8	$(241.9)	$13.1	$(228.0)
(i)Amount represents the recording of certain existing provisions based on management's best estimate of the likely outcome.
(ii)On July 5, 2019, the Company completed the sale of its Chapada mine, recognizing a gain on sale of $273.1 million.
(iii)Other expenses in 2020 are comprised primarily of contributions to social and infrastructure development causes in jurisdictions where the Company is active, and business and professional transaction costs.

(b)     OTHER COSTS (INCOME), NET

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Finance income	$(0.2)	$(0.9)	$(0.8)	$(2.0)
Net gain on derivatives	—	(10.1)	(1.8)	(10.3)
Net foreign exchange loss (gain)	4.2	17.1	(0.3)	28.3
Total other costs (income), net	$4.0	$6.1	$(2.9)	$16.0

8.    FINANCE COSTS

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Accretion of environmental rehabilitation provision	$2.3	$2.1	$6.6	$9.0
Interest expense on long-term debt	12.6	15.4	39.7	58.9
Financing costs paid on early note redemption	—	35.0	—	35.0
Interest expense on lease liabilities	0.7	1.1	2.4	3.2
Amortization of deferred financing, bank, financing fees and other finance costs	1.9	4.9	8.9	16.5
Total finance costs	$17.5	$58.5	$57.6	$122.6

9.    INCOME TAXES

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Net income tax expense is represented by:
Current income tax expense	$29.6	$18.9	$91.7	$71.0
Deferred income tax expense (recovery)	21.9	(1.5)	5.2	(13.6)
Total income tax expense, net	$51.5	$17.4	$96.9	$57.4

Income tax expense is recognized based on management's best estimate of the average annual income tax rate expected for the full financial year multiplied by the pre-tax income of the interim reporting period.

The income tax rate for the three months ended September 30, 2020 was 48.1% (2019: 8.0%). Included in income taxes is an expense relating to withholding tax of $10.4 million (2019: expense of $1.5 million), mining taxes of $10.3 million (2019: $1.7 million), and non-taxable items of $6.8 million (2019: negative $57.0 million).

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The income tax rate for the nine months ended September 30, 2020 was 49.0% (2019: 21.4%). Included in income taxes is an expense relating to withholding tax of $11.6 million (2019: $4.9 million), mining taxes of $20.6 million (2019: $11.2 million), and non-taxable items of $5.7 million (2019: negative $75.9 million).

10.    EARNINGS PER SHARE

Earnings per share for the three and nine months ended September 30, 2020 and 2019 was calculated based on the following:

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Net earnings	$55.6	$201.3	$100.8	$211.1

Earnings per share is based on the weighted average number of common shares of the Company outstanding during the period. The diluted earnings per share reflects the potential dilution of common share equivalents, such as outstanding share options, in the weighted average number of common shares outstanding during the period, if dilutive.

The weighted average number of shares used in the calculation of earnings per share for the three and nine months ended September 30, 2020 and 2019 was based on the following:

	For the three months ended September 30,		For the nine months ended September 30,
(in thousands of units)	2020	2019	2020	2019
Weighted average number of common shares - basic	952,479	950,413	951,611	950,210
Weighted average number of dilutive share options	116	—	79	—
Weighted average number of dilutive restricted share units	1,931	1,531	1,737	1,354
Weighted average number of common shares - diluted	954,526	951,944	953,427	951,564

The following securities could potentially dilute basic earnings per share in the future, but were not included in the computation of diluted earnings per share because they were anti-dilutive:

	For the three months ended September 30,		For the nine months ended September 30,
(in thousands of units)	2020	2019	2020	2019
Share options	887	1,291	923	1,291
Restricted share units	556	915	750	1,093
Potentially dilutive securities	1,443	2,206	1,673	2,384

11.    SUPPLEMENTARY CASH FLOW INFORMATION

(a)    Non-Cash Investing and Financing Transactions

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Issue of common shares on vesting of restricted share units (Note 16(a))	$—	$3.4	$3.4	$9.7

(b)    Net Change in Working Capital

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Net (increase) decrease in:
Trade and other receivables	$1.1	$20.3	$1.7	$13.8
Inventories	2.8	(6.5)	(10.5)	(8.9)
Other assets	(6.0)	14.7	(8.7)	8.4
Net increase (decrease) in:
Trade and other payables	32.7	(11.2)	(18.8)	(76.9)
Other liabilities	(5.8)	0.8	(0.5)	(7.2)
Movement in above related to foreign exchange	(8.8)	(13.1)	(8.2)	(23.2)
Net change in working capital (i)	$16.0	$5.0	$(45.0)	$(94.0)
(i)Change in working capital is net of items related to Property, Plant and Equipment.

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(c)    Cash and Cash Equivalents

As at,	September 30, 2020	December 31, 2019
Cash at bank	$473.9	$156.3
Bank short-term deposits	0.3	2.5
Total cash and cash equivalents (i)	$474.2	$158.8
(i)Cash and cash equivalents consist of cash on hand, cash on deposit with banks, bank term deposits and highly liquid short-term investments with terms of less than 90 days from the date of acquisition.

(d)    Other Non-Cash Expenses, net

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Loss on disposal and write-down of assets	$1.9	$26.4	$9.1	$29.5
Amortization of union negotiation bonuses	2.7	2.2	8.1	7.3
Provision on indirect taxes	(0.5)	0.2	(2.5)	(3.9)
Other expenses	2.8	2.7	9.2	6.4
Total non-cash expenses, net	$6.9	$31.5	$23.9	$39.3

12.    FINANCIAL INSTRUMENTS

(a)     Financial Assets and Financial Liabilities by Categories

As at September 30, 2020	Amortized cost	FVOCI - equity instruments	Mandatorily at FVTPL - others	FV - Hedging Instruments	Total
Financial assets
Cash and cash equivalents	$—	$—	$474.2	$—	$474.2
Trade and other receivables	5.2	—	—	—	5.2
Convertible loan receivable (iii)	—	—	16.8	—	16.8
Investments in equity securities (i)(ii)	—	77.5	—	—	77.5
Warrants	—	—	1.5	—	1.5
Derivative assets - Hedging instruments	—	—	—	0.9	0.9
Other financial assets	8.8	—	—	—	8.8
Total financial assets	$14.0	$77.5	$492.5	$0.9	$584.9

Financial liabilities
Total debt	$1,093.3	$—	$—	$—	$1,093.3
Trade and other payables	221.7	—	—	—	221.7
Derivative liabilities - Hedging instruments	—	—	—	17.6	17.6
Derivative liabilities - Non-hedge	—	—	16.1	—	16.1
Other financial liabilities	164.7	—	—	—	164.7
Total financial liabilities	$1,479.7	$—	$16.1	$17.6	$1,513.4

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As at December 31, 2019	Amortized cost	FVOCI - equity instruments	Mandatorily at FVTPL - others	FV - Hedging Instruments	Total
Financial assets
Cash and cash equivalents	$—	$—	$158.8	$—	$158.8
Trade and other receivables	3.4	—	—	—	3.4
Investments in equity securities (i)	—	8.4	—	—	8.4
Warrants	—	—	2.8	—	2.8
Derivative assets - Hedging instruments	—	—	—	0.1	0.1
Derivative assets - Non-hedge	—	—	3.8	—	3.8
Other financial assets	8.6	—	—	—	8.6
Total financial assets	$12.0	$8.4	$165.4	$0.1	$185.9

Financial liabilities
Total debt	$1,047.9	$—	$—	$—	$1,047.9
Trade and other payables	219.5	—	—	—	219.5
Derivative liabilities - Hedging instruments	—	—	—	1.8	1.8
Other financial liabilities	171.1	—	—	—	171.1
Total financial liabilities	$1,438.5	$—	$—	$1.8	$1,440.3
(i)Investments in publicly quoted equity securities that are neither subsidiaries nor associates are categorized as FVOCI pursuant to the irrevocable election available in IFRS 9 for these instruments. The Company’s portfolio of equity securities is primarily focused on the mining sector. These are strategic investments and the Company considers this classification to be more relevant.
(ii)Includes the Company’s investment in Equinox (formerly Leagold). On March 10, 2020, the Company ceased to have significant influence over the entity and no longer recognizes it as an investment in associate.
(iii)Represents the Deferred Cash Payment receivable from the Nomad transaction. Refer to Note 4.

(b)    Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts its valuation models to incorporate a measure of credit risk.

i)Fair Value Measurements of Financial Assets and Financial Liabilities Measured at Fair Value

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments that are measured at fair value:

Level 1:    Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
Level 2:    Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3:    Unobservable inputs for the asset or liability.

The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the condensed consolidated interim balance sheets at fair value on a recurring basis were categorized as follows:

	September 30, 2020			December 31, 2019
As at,	Level 1 input	Level 2 input	Aggregate fair value	Level 1 input	Level 2 input	Aggregate fair value
Assets
Cash and cash equivalents	$474.2	$—	$474.2	$158.8	$—	$158.8
Convertible loan receivable	—	16.8	16.8	—	—	—
Investments in equity securities	77.5	—	77.5	8.4	—	8.4
Warrants	—	1.5	1.5	—	2.8	2.8
Derivative assets	—	0.9	0.9	—	3.9	3.9
	$551.7	$19.2	$570.9	$167.2	$6.7	$173.9
Liabilities
Derivative liabilities	$—	$33.7	$33.7	$—	$1.8	$1.8
	$—	$33.7	$33.7	$—	$1.8	$1.8

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As at September 30, 2020, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis.

There were no transfers between Level 1 and Level 2 during the three months ended September 30, 2020. As at September 30, 2020, there were no financial assets or liabilities measured and recognized on the condensed consolidated interim balance sheets at fair value that would be categorized as Level 3 in the fair value hierarchy.

ii) Valuation Methodologies Used in the Measurement of Fair Value for Level 2 Financial Assets and Financial Liabilities

Warrants and Convertible Loan Receivable
The fair value of warrants, and the convertible loan receivable are determined using a Black-Scholes model based on relevant assumptions including risk free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions.

Derivative Assets and Liabilities
The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The Company continues to monitor the potential impact of the recent instability of the financial markets, and will adjust its derivative contracts for credit risk based upon the credit default swap spread for each of the counterparties as warranted.

iii)     Carrying Value Versus Fair Value

Set out below is a comparison by class of the carrying amounts and fair value of the Company's financial instruments, other than those whose carrying amounts are a reasonable approximation of fair value:

As at,		September 30, 2020		December 31, 2019
	Financial instrument classification	Carrying amount	Fair value (i)	Carrying amount	Fair value (i)
Debt
Senior notes	Amortized cost	$996.1	$986.4	$1,051.3	$1,042.2
(i)The Company's senior notes are accounted for at amortized cost, using the effective interest method. The fair value required to be disclosed is determined by discounting the future cash flows by a discount factor based on an interest rate of 5%, which reflects the Company's own credit risk.

Management assessed that the fair values of trade and other receivables, trade and other payables, and other financial assets and liabilities approximate their carrying amounts, largely due to the short-term maturities of these instruments. Derivative assets and liabilities are already carried at fair value.

c)     Derivative Instruments ("Derivatives")

Summary of currency contract derivatives as at September 30, 2020:

				Notional Amount
	Average call strike price (per USD)	Average put strike price (per USD)	Remaining term	Cash flow hedge	Non-hedge	Fair value (USD)
Option contracts
BRL option contracts (i)	R$3.87	R$4.36	October - December 2020	R$ 48.2 Million	—	$(6.1)
BRL option contracts (i)	R$3.85	R$4.31	January 2021 - June 2021	R$ 93.0 Million	—	$(1.5)
CAD option contracts (i)	C$1.38	C$1.45	October - December 2020	C$ 34.2 Million	—	$0.9
Forward contracts	Average FX/USD forward rate
BRL forward contracts (ii)	R$4.06		October - December 2020	R$ 33.3 Million	—	$(2.3)
CLP forward contracts (iii)	CLP$ 740.19		October - December 2020	CLP$ 17.4 Billion	—	$(1.3)
BRL forward contracts (ii)	R$4.07		January 2021 - June 2021	R$ 93.0 Million	—	$(6.4)
(i)The Company has designated zero cost collar option contracts as cash flow hedges for its highly probable forecasted BRL and CAD expenditure requirements. The Company has elected to only designate the change in the intrinsic value of options in the hedging relationships. The change in fair value of the time value component of options is recorded in OCI as a cost of hedging. In June and November 2019, the Company entered into certain zero cost collar options. These cash flow hedges are expected to cover approximately 38% and 33% of the BRL denominated forecasted costs from January 2020 to December 2020 and January 2021 to June 2021, respectively. Further, in March 2020, the Company entered into CAD zero cost collar options. These cash flow hedges are expected to cover approximately 45% of the CAD denominated forecasted costs from March 2020 to December 2020.
(ii)On November 5 and 6, 2019, the Company entered into forward contracts totalling BRL 226.2 million (approximately US$56.5 million) split evenly from January 2020 to December 2020 as well as from January 2021 to June 2021 at a weighted average BRL to US Dollar forward rate of BRL 4.06 and BRL 4.07 per US Dollar, respectively. These forward contracts are expected to cover approximately 26% and 33% of the BRL denominated forecasted costs from January 2020 to December 2020 and January 2021 to June 2021, respectively.
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(iii)On November 5 and 6, 2019, the Company entered into forward contracts totalling CLP 69.6 billion (approximately US$94.7 million) split evenly from January 2020 to December 2020 at a weighted average Chilean Peso to US Dollar forward rate of CLP 740.19 per US Dollar. These forward contracts are expected to cover approximately 44% of the Chilean Peso denominated forecasted costs from January 2020 to December 2020.

As at September 30, 2020, the Company also had derivative liabilities relating to the warrants issued to purchase Equinox shares held by Yamana of $11.4 million, and option agreements of $4.7 million. Refer to Note 4 for further details.

d)     Financial Instruments and Related Risks

Market risk is the risk that changes in market factors, such as foreign exchange, commodity prices or interest rates will affect the value of the Company's financial instruments. Market risks are managed by either accepting the risk or mitigating it through the use of derivatives and other economic hedges. As at September 30, 2020 there are no substantial changes to the market risk described in Note 18: Financial Risk Management to the Company's Consolidated Annual Financial Statements.

The Company manages its exposure to fluctuations in commodity prices, and foreign exchange rates by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy. Details of these contracts are included above.

13.    INVENTORIES

As at,	September 30, 2020	December 31, 2019
Product inventories	$17.2	$23.8
Work in process	7.8	9.0
Ore stockpiles	158.3	142.8
Materials and supplies	98.6	89.7
Total inventories	$281.9	$265.3
Less: non-current ore stockpile inventories included in other non-current assets (Note 14(b))	(142.4)	(131.9)
Inventories, current	$139.5	$133.4

For the three and nine months ended September 30, 2020, charges of $1.2 million and $3.2 million, respectively, were recorded to adjust materials and supplies inventory to net realizable value (2019: charges of $0.9 million and $0.5 million, respectively), which are included in cost of sales excluding depletion, depreciation and amortization.

14.    SELECTED COMPOSITION NOTES

(a)    OTHER FINANCIAL ASSETS

As at,	September 30, 2020	December 31, 2019
Derivative assets (Note 12)	$0.9	$3.9
Loans and other receivables	8.8	8.6
Investments in equity securities and warrants (Note 12) (i)	79.0	11.2
Convertible loan receivable (ii)	16.8	—
	$105.5	$23.7
Current	$5.4	$8.5
Non-current	100.1	15.2
	$105.5	$23.7
(i)Includes the Company’s investment in Monarch. Refer to Note 4 for further details.
(ii)As part of the sale of the Royalty portfolio in May 2020, the Company received a deferred cash payment that is convertible into shares of Nomad. Refer to Note 4 for further details.

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(b)    OTHER ASSETS

As at,	September 30, 2020	December 31, 2019
Non-current portion of ore stockpiles (Note 13) (i)	$142.4	$131.9
Income tax recoverable and installments	2.4	1.8
Tax credits recoverable (ii)	69.3	64.6
Advances, deposits and prepaids	51.6	46.9
Other	5.4	6.5
	$271.1	$251.7
Current	$101.0	$97.5
Non-current	170.1	154.2
	$271.1	$251.7
(i)Non-current ore stockpiles represent material not scheduled for processing within the next twelve months at the Company's Canadian Malartic and Jacobina mines.
(ii)Tax credits recoverable consist of sales taxes which are recoverable either in the form of a refund from the respective jurisdictions in which the Company operates or against other taxes payable and value-added tax.

(c)    OTHER FINANCIAL LIABILITIES

As at,	September 30, 2020	December 31, 2019
Lease liabilities	$27.4	$43.5
Royalty payable	11.0	9.6
Severance accrual	35.9	33.2
Deferred share units/performance share units liability (Note 17)	43.0	28.0
Accounts receivable and value added tax financing credit (i)	35.5	34.5
Current portion of long-term debt (Note 15)	100.0	56.2
Derivative liabilities (Note 12)	33.7	1.8
Other	11.8	22.3
	$298.3	$229.1
Current	$196.3	$131.1
Non-current	102.0	98.0
	$298.3	$229.1
(i)Accounts receivable and value added tax ("VAT") financing credits are payable within 30 days from the receipt of proceeds on doré or concentrate sales and payable in the month of approval of the VAT credit, respectively.

(d)    OTHER PROVISIONS AND LIABILITIES

As at,	September 30, 2020	December 31, 2019
Other taxes payable	$17.1	$19.3
Provision for repatriation taxes payable (i)	19.7	27.9
Provision for taxes	8.7	10.8
Deferred revenue on metal agreements (ii)	80.6	89.2
Other provisions and liabilities	34.3	35.4
	$160.4	$182.6
Current	$38.5	$39.5
Non-current	121.9	143.1
	$160.4	$182.6
(i)The Company is subject to additional taxes in Chile on the repatriation of profits to its foreign shareholders. Total taxes have been accrued on the assumption that the profits will be repatriated.
(ii)In 2015, the Company entered into three metal purchase agreements with Sandstorm Gold Ltd. ("Sandstorm") pursuant to which, the Company received advanced consideration of $170.4 million against future deliveries of silver production from Cerro Moro, Minera Florida and Chapada, copper production from Chapada, and gold production from Agua Rica. The liabilities associated with the deferred revenue balances referenced to production from the Chapada mine were disposed of as part of the sale of the Chapada mine in July 2019. During the nine months ended September 30, 2020, the Company made deliveries of silver in accordance with the silver purchase agreement.

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15.    LONG-TERM DEBT AND CREDIT FACILITY

As at,	September 30, 2020	December 31, 2019
Senior Notes
$300 million notes issued December 2017
4.625% 10-year notes due December 2027	$280.4	$280.1
$500 million notes issued June 2014
4.95% 10-year notes due July 2024	149.6	149.2
$300 million notes issued June 2013
Series B - 4.78% 10-year notes due June 2023 ($265 million)	240.3	240.2
$500 million notes issued March 2012
Series B - 4.36% 8-year notes due March 2020 ($85 million)	—	56.2
Series C - 4.76% 10-year notes due March 2022 ($200 million)	190.4	190.3
Series D - 4.91% 12-year notes due March 2024 ($140 million)	135.4	135.3
	$996.1	$1,051.3
Revolving Credit Facility
$750 million credit facility (net of capitalized debt issuance costs)	97.2	(3.4)

Total debt (i)	$1,093.3	$1,047.9
Less: current portion of long-term debt (Note 14(c))	(100.0)	(56.2)
Long-term debt	$993.3	$991.7
(i)Balances are net of unamortized discounts and capitalized transaction costs of $8.5 million (December 31, 2019: $10.1 million).

Senior Notes

The Company's senior notes are unsecured and interest is payable semi-annually. Each series of senior notes is redeemable, in whole or in part, at the Company's option, at any time prior to maturity, subject to make-whole provisions. The senior notes are accreted to the face value over their respective terms. In March 2020, the Company repaid the remaining outstanding balance on the B Series of the senior notes issued in March 2012, which became due. The Company's next repayment on the senior notes is not until March 2022.

Revolving Credit Facility

The revolving credit facility is unsecured and has a maturity date of July 31, 2024. Drawn amounts bear interest at a rate of LIBOR plus a margin of between 1.20% and 2.25% depending on the Company's credit rating. Undrawn amounts are subject to a commitment fee of between 0.24% and 0.45% depending on the Company's credit rating. The Company drew down $200.0 million during the first quarter of 2020 as a precaution given the uncertainty associated with the COVID-19 pandemic, and repaid $100.0 million of this during the second quarter. The remaining $100.0 million was repaid on October 23, 2020.

Covenants

The senior notes and revolving credit facility are subject to various financial and general covenants. The principal covenants are tangible net worth of at least $2.3 billion; maximum net total debt (debt less cash) to tangible net worth of 0.75; and leverage ratio (net total debt/EBITDA) to be less than or equal to 3.5:1. The Company was in compliance with all covenants as at September 30, 2020.

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16.    SHARE CAPITAL

(a)    Common Shares Issued and Outstanding

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There were no first preference shares issued or outstanding as at September 30, 2020 (December 31, 2019: nil).

	For the nine months ended		For the year ended
	September 30, 2020		December 31, 2019
	Number of common shares		Number of common shares
Issued and outstanding - 952,598,712 common shares		Amount		Amount
(December 31, 2019 - 950,435,244 common shares):	(In thousands)	(In millions)	(In thousands)	(In millions)
Balance, beginning of year	950,435	$7,639.9	949,342	$7,636.4
Issued on vesting of restricted share units	1,100	3.4	1,021	3.4
Issued on exercise of share options	167	0.9	—	—
Dividend reinvestment plan (i)	47	0.2	77	0.2
Issuance of flow-through shares (ii)	1,000	5.3	—	—
Share cancellations and other adjustments (iii)	(150)	(1.1)	(5)	(0.1)
Balance, end of period/year	952,599	$7,648.7	950,435	$7,639.9
(i)The Company has a dividend reinvestment plan ("DRIP") to provide holders of common shares a simple and convenient method to purchase additional common shares by electing to automatically reinvest all or any portion of cash dividends paid on common shares held by the plan participant without paying any brokerage commissions, administrative costs or other service charges. As at September 30, 2020, a total of 7,696,417 shares have subscribed to the plan.
(ii)Under Canadian income tax legislation, a company is permitted to issue flow-through shares, whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. On July 3, 2020, the Company closed a flow-through financing for proceeds of $7.4 million (C$10.0 million) consisting of the issue and sale of 1,000,000 flow-through common shares at a price of C$10.00 per share. The proceeds were allocated between the offering of shares and the sale of tax benefits. The allocation was made based on the difference between the quoted price of the shares and the amount the investors paid for the shares, with a deferred flow-through premium liability recognized for the difference. Accordingly, the Company recorded share capital of $5.3 million (C$7.2 million) and a deferred flow-through premium liability of $2.0 million (C$2.7 million). The liability will be reversed and a tax recovery recognized as the Company incurs Canadian exploration eligible flow-through expenditures ("CEE"). During the third quarter of 2020, the Company incurred $0.7 million of expenditures in relation to the financing; the Company has until December 31, 2021 to fulfil its obligation by incurring CEE.
(iii)Includes the cancellation of 149,927 common shares that were not exchanged by holders of Osisko common shares pursuant to the terms of the Plan of Arrangement related to the acquisition of the Canadian Malartic mine in 2014. Holders of Osisko common shares were to exchange their shares for common shares of Yamana within a time period of six years following the closing of the transaction. As certain Osisko shareholders failed to surrender their certificates representing Osisko common shares by June 16, 2020, non-certificated positions representing 149,927 Yamana common shares were cancelled during the third quarter of 2020.

(b)     Dividends Paid and Declared

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Dividends paid (in millions)	$14.9	$4.7	$36.3	$14.2
Dividends declared in respect of the period (in millions)	$16.8	$9.6	$43.9	$19.2
Dividend paid (per share)	$0.016	$0.005	$0.038	$0.015
Dividend declared in respect of the period (per share)	$0.018	$0.010	$0.046	$0.020

17.    SHARE-BASED PAYMENTS

The total expense relating to share-based payments includes accrued compensation expense related to plans granted in the current period, plans granted in the prior period and adjustments to compensation associated with mark-to-market adjustments on cash-settled plans, as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Expense related to equity-settled compensation plans	$1.3	$1.0	$3.4	$3.5
Expense related to cash-settled compensation plans	3.8	8.0	24.7	8.3
Total expense recognized as compensation expense	$5.1	$9.0	$28.1	$11.8

As at,	September 30, 2020	December 31, 2019
Total carrying amount of liabilities for cash-settled arrangements (Note 14(c))	$43.0	$28.0
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The following table summarizes the equity instruments outstanding related to share-based payments.

As at, (In thousands)	September 30, 2020	December 31, 2019
Share options outstanding (i)	1,002	1,286
Restricted share units ("RSU") (ii)	2,487	2,448
Deferred share units ("DSU") (iii)	4,702	4,881
Performance share units ("PSU") (iv)	3,292	2,274
(i)During the nine months ended September 30, 2020, no share options were granted, 166,764 share options were exercised for proceeds of $0.7 million, and 117,630 share options expired.
(ii)During the nine months ended September 30, 2020, the Company granted 1,222,807 RSUs (including DRIP) with a weighted average grant date fair value of C$4.91 per RSU, 83,535 RSUs were cancelled, and a total of 1,099,891 RSUs vested. The Company credited $3.4 million (2019: $3.4 million) to share capital in respect of the RSUs that vested during the period.
(iii)During the nine months ended September 30, 2020, the Company granted 174,080 DSUs and recorded an expense of $0.9 million. During the nine months ended September 30, 2020, the Company settled 353,080 DSUs at $1.8 million.
(iv)During the nine months ended September 30, 2020, 1,100,981 PSUs were granted and 82,392 PSUs were cancelled. The new PSU plan has an expiry date of December 12, 2022 and had a fair value of C$9.28 per unit at September 30, 2020.

18.    CAPITAL MANAGEMENT

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions, to ensure the externally imposed capital requirements relating to its long-term debt are being met, and to provide returns to its shareholders. The Company defines capital that it manages as net worth, which is comprised of total shareholders’ equity and debt obligations (net of cash and cash equivalents). Refer to Note 16 and Note 15, respectively, for a quantitative summary of these items.

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets. The Company has not made any changes to its policies and processes for managing capital during the period.

19.    COMMITMENTS AND CONTINGENCIES

In addition to entering into various operational commitments in the normal course of business, the Company had commitments of approximately $8.5 million at September 30, 2020 (December 31, 2019: $9.4 million) for construction activities at its sites and projects.

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